SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Eco-Stim Energy Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27888D101
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 58,720,930 shares of Common Stock* (including 8,695,652 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to the Fir Tree Funds)*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 58,720,930 shares of Common Stock* (including 8,695,652 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to the Fir Tree Funds)*
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

58,720,930 shares of Common Stock* (including 8,695,652 shares of Common Stock issuable upon conversion of Series A Preferred Stock issued to the Fir Tree Funds)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.50%*
14	TYPE OF REPORTING PERSON IA, CO

* See also the Proxy Right described in Item 4 of the Schedule 13D.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 19, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on July 7, 2017 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on August 4, 2017 ("Amendment No. 3" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, $0.001 par value (the "Common Stock"), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person used a total of $10,000,000 to acquire the shares of Series A Preferred Stock (as defined in Item 4) issued to the Reporting Person on April 2, 2018. The source of the funds used to acquire the shares of Series A Preferred Stock was the working capital of the Fir Tree Funds.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 29, 2018, the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain Fir Tree Funds, pursuant to which such Fir Tree Funds agreed to purchase an aggregate of 10,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), at a price of $1,000 (the “Stated Value”) per share (the "March 2018 Private Placement"), and the right, subject to the mutual agreement of the Issuer and the Fir Tree Funds, to acquire up to an additional 5,000 shares of Series A Preferred Stock at any time during the period beginning on April 2, 2018, the closing date of the March 2018 Private Placement (the "March 2018 PIPE Closing Date") and ending on the six month anniversary of the March 2018 PIPE Closing Date (the "Additional Purchase Option").

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 4 of 6 Pages

In accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the "Certificate of Designation") for the Series A Preferred Stock, the Series A Preferred Stock is initially convertible, at the option of the holder at any time, into a number of shares of Common Stock determined by dividing the Stated Value plus any dividends accrued but unpaid thereon by the conversion price of $1.15 (subject to adjustment for stock splits, combinations, certain distributions or similar events).

Holders of Series A Preferred Stock will be entitled to cumulative dividends payable semi-annually in arrears at a rate of (i) 10% per year, if paid in cash, or (ii) 12% per year, if, at the election of the Issuer, paid through the issuance of additional shares of Series A Preferred Stock. Holders of Series A Preferred Stock will also be entitled to receive dividends or distributions declared or paid on Common Stock on an as-converted basis. Holders of Series A Preferred Stock will be entitled to vote with holders of Common Stock and are entitled to one vote per share of Common Stock into which a share of Series A Preferred Stock is then-convertible on any matter on which holders of the capital stock of the Company are entitled to vote. The Issuer may redeem shares of Series A Preferred Stock at any time in cash at a price per share equal to the greater of (i) the Stated Value plus any accrued and unpaid dividends thereon and (ii) the product of 1.5 times the Stated Value.

The foregoing descriptions are summaries of the Securities Purchase Agreement and the Certificate of Designation, and do not purport to be complete and are qualified in their entireties by reference to the full texts thereof. The Securities Purchase Agreement and the Certificate of Designation, which are referenced as Exhibit 13, Exhibit 14 to this Schedule 13D, respectively, and which are filed as Exhibits 10.1 and 3.1, respectively, to the Issuer's Current Report on Form 8-K filed with the SEC on April 2, 2018 (the "April 2018 Form 8-K") are incorporated herein by reference.

In October 2017, Andrew Colvin and David Proman, employees of Fir Tree, resigned from the Board and Brian R. Stewart and Todd R. Snyder were designated by Fir Tree pursuant to the A&R Stockholder Rights Agreement to replace them.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated, as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4 of Amendment No. 3). The percentages used in this Schedule 13D are calculated: (i) based upon an aggregate of 74,596,116 shares of Common Stock outstanding as of March 29, 2018, as set forth in the Securities Purchase Agreement, and (ii) assumes the conversion of the Series A Preferred Stock issued to the Fir Tree Funds.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4 of the Schedule 13D).

(c)	Except as set forth in this Amendment No. 4, there have been no transactions in the Common Stock effected by the Reporting Person since the filing of Amendment No. 3.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated, as follows:

Except as otherwise described herein or in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

13.	Securities Purchase Agreement (incorporated by reference to Exhibit No. 10.1 to the April 2018 Form 8-K).

14.	Certificate of Designation (incorporated by reference to Exhibit No. 3.1 to the April 2018 Form 8-K).

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel